EXHIBIT 5.1

STEWART, MELVIN & FROST, LLP

Attorneys at Law

December 23, 2002

Mountain Bancshares, Inc.

671 Lumpkin Campground Parkway, Suite 200

Dawsonville, Georgia 30534

Ladies and Gentlemen:

We are acting as counsel to Mountain Bancshares, Inc., a Georgia corporation (the "Company"), Dawsonville, Georgia. In such capacity, we have supervised certain proceedings taken by the Company in connection with the registration under the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder (collectively, the "Act"), of the offer and sale of a minimum of 885,000 shares and a maximum of 1,200,000 shares (the "Shares") of common stock, $5.00 par value, of the Company.

We have examined originals or copies, certified or otherwise identified to my satisfaction, of the documents and corporate records relating to the authorization, issuance of sale of the Shares and have made such other investigation as we have deemed appropriate and relevant in order to furnish the opinion set forth below.

In our examination, we have assumed the genuiness of all signatures, the authenticity of all documents submitted to us as original documents, and the conformity to original documents of all documents submitted to us as certified or photostatic copies. As to questions of fact material and relevant to our opinion, where such facts were not independently verified by us, we have relied, to the extent we deemed such reliance proper, upon certificates or representations of officers and representatives of the Company and appropriate federal, state and local officials.

Based upon the foregoing, we are of the opinion that the Shares have been duly authorized and when sold, will be validly issued, fully paid and nonassessable.

Very truly yours,

STEWART, MELVIN & FROST

By: s/T. Treadwell Syfan Partner